UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 18, 2010, Husky Energy Inc. issued a press release announcing that Mr. John C. S. Lau has advised the Board of Directors of his intention to retire as President and Chief Executive Officer. The Board will make an announcement regarding the appointment of a successor in due course prior to Mr. Lau’s retirement taking effect. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: February 18, 2010

Exhibit A

February 18, 2010

Husky Energy’s President & CEO John C.S. Lau to Retire and

Assume Leadership of Husky’s Asian Business

Calgary, Alberta (February 18, 2010) – Husky Energy announced today that Mr. John C.S. Lau has advised the Board of Directors of his intention to retire as President & CEO of the Company. The Board will make an announcement regarding the appointment of a successor in due course prior to Mr. Lau’s retirement taking effect.

Following his retirement, Mr. Lau will relocate to Hong Kong, where he will assume responsibility for leading the development of the Company’s businesses in the Asia-Pacific Region including existing businesses in Indonesia and the South China Sea.

Husky has made significant progress in its objective to create a material oil and natural gas business in the region. It is leading the development of a deepwater natural gas discovery in Block 29/26 of the South China Sea, one of the largest discovered gas fields offshore China. In Indonesia, Husky has an approved Plan of Development to produce natural gas from the BD gas field in the Madura Strait.

Husky Energy is an integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com.

Forward Looking Statement

Certain statements in this news release are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this news release include: Mr. Lau’s intention to retire; the Board of Director’s plans to appoint a successor; and plans to have Mr. Lau assume responsibility for leading Husky’s businesses in the Asia-Pacific Region. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describes the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Inquiries:

Sharon Murphy

General Manager,

Corporate Communications & Investor Relations

Husky Energy Inc.

403-298-6096

Patrick Aherne

Manager, Investor Relations

Husky Energy Inc.

403-298-6817

Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088